EXHIBIT 8.1

List of Subsidiaries of China Mass Media Corp.

Name	Jurisdiction of Incorporation

Universal International Advertising Limited	British Virgin Islands

Mass Media & Universal International Advertising Co., Ltd.	People’s Republic of China

Greatwall Film Production (Hong Kong) Limited	Hong Kong